CopyTele, Inc.
900 Walt Whitman Road
Melville NY  11747

  June 14, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mark P. Shuman, Branch Chief

Re:      CopyTele, Inc.
Registration Statement on Form S-1
Filed on April 24, 2013
File No. 333-188096

Dear Mr. Shuman:

            On behalf of CopyTele, Inc., a Delaware corporation (“we” or the “Company”) and in response to telephone conversations with the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), the Company is filing with the Commission Amendment No. 1  (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 initially filed with the Commission on April 24, 2013, File No. 333-188096 (the “Registration Statement”).  As discussed with the Staff,  Amendment No. 1 consists only of the information required by Part II of the Registration Statement on Form S-1.

On behalf of the Company, we hereby respectfully request that the Commission take appropriate action to make the Registration Statement effective on June 14, 2013 at 3:00 pm. (Eastern time) or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Commission. In connection with the above-captioned Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Mark P. Shuman

Securities and Exchange Commission

June 12, 2013

Please direct any questions that you have with respect to the foregoing to Robert A. Berman of CopyTele, Inc. at (631) -549-5900 or Michael D, Schwamm of Duane Morris LLP at (212) 692-1054.

                                                    Sincerely,
                                                                     /s/ Robert A. Berman
                                                                 Robert A.  Berman

cc:        Matthew Crispino (Securities and Exchange Commission)

Barbara C. Jacobs (Securities and Exchange Commission)

Henry P. Herms (CopyTele, Inc.)

Steven G. Martin (Aspire Capital Fund)

Martin P. Dunn (O'Melveny & Myers LLP)
Rebekah Toton (O'Melveny & Myers LLP)

Michael D. Schwamm (Duane Morris LLP)